ThinkEquity Partners LLC
600 Montgomery Street, 8th Floor
San Francisco, CA 94111
March 10, 2006
BY EDGAR AND FACSIMILE ((202) 772-9206)
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: William A. Bennett

Re:	Acquicor Technology Inc. Registration Statement on Form S-1 File No. 333-128058
Ladies and Gentlemen:
     In connection with the above-captioned offering please be advised that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of Acquicor Technology Inc. that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective 4:45 p.m. EST on March 13, 2006, or as soon thereafter as practicable.
Sincerely,
ThinkEquity Partners LLC
      As representative of the several underwriters

By:	/s/ Benjamin J. Davey

Name: Benjamin J. Davey
Title: Managing Director